Exhibit 7

April 12, 2016

Sitting Director and Trustee of the McCreight Living Trust Demands Facts

Entrenched Board Illegally Hiding Facts About the Company and Its Actions

PASADENA, Calif.—(BUSINESS WIRE)—Shawn H. McCreight, the founder of Guidance Software, Inc. (NASDAQ:GUID), and a trustee of The McCreight Living Trust, the Company’s largest stockholder, today announced the release of the below letter to fellow stockholders.

Dear Fellow Stockholders,

On April 7th, my counsel sent a letter seeking information from the Company so that I could continue to fulfill my fiduciary duties to all stockholders.  A copy of that letter is printed below.  Since my termination from the Company as an executive in January 2016, the board of directors (the “Board”) of Guidance Software, Inc. (the “Company”) has held a number of meetings and made important decisions without my involvement. The Board has also withheld important Company information from me.  I take my fiduciary duties seriously and, accordingly, I am making a books and records demand under Section 220 of the Delaware code.  I believe this Board is withholding information to shield itself, and an under-performing management team, from accountability.  I and all stockholders demand that this Board share the key facts describing the business, its leadership, its compensation and its prospects so that I as a director, and you as owners, can thoroughly evaluate the choice before us at the upcoming shareholder meeting.  Vote using the GOLD proxy card with me to install a fresh slate of directors aimed at setting the Company back on the correct course.

Copy of Shawn H. McCreight’s April 7, 2016 Letter to the Company

April 7, 2016

CONFIDENTIAL

Via E-mail

Alfredo Gomez

SVP, General Counsel and Corporate Secretary

Guidance Software, Inc.

1055 Colorado Blvd., Ste 400

Pasadena, CA 91106

Alfredo.gomez@guid.com

Re:                             Guidance Software, Inc.

Dear Alfredo:

Recognizing that we are in the midst of a proxy contest, my client, Shawn H. McCreight, continues to be an active, engaged member of the board of directors of the Company with responsibilities as a director to all stockholders.  For about the first month after the contest began, I very much appreciated being copied on materials being sent to Shawn as board meetings occurred (even if, in many cases, the meetings were special meetings with precious little advance notice to Shawn).

More recently, though, Shawn has stopped receiving customary information that he (and all other board directors) needs to stay properly informed and exercise his duties.  Decisions have apparently been made without any involvement of Shawn, even though they typically would have been issues presented to the entire board.

Accordingly at this time, with the March quarter having been closed and important issues apparently not being raised inside the boardroom with Shawn’s involvement and engagement, Shawn requests that management immediately and forthwith send to him — and all other independent board members if they have not already received — the following documents and other answers:

1.              Draft Q1 2016 financials, including a detailed income statement, balance sheet and cash flow statement.  Shawn advises me that, while the financial team and outside auditors will continue working on these statements, there are traditionally drafts already available.

2.              Information on new customer win-rates, gross margins on new product sale.

3.              Any information given to any other director regarding Q1 2016 performance.

4.              The most recent estimates from the Product Engineering team about the release schedule for EnForce Risk Manager.

5.              Board and committee minutes for all meetings not attended by Shawn in his capacity as director in the last nine months.

6.              Board and committee minutes approving recently announced changes to senior executive compensation, including any materials prepared and discussed.

7.              Board and committee minutes and all materials related to the consulting contract entered into with former director O’Neil.

8.              Any analysis and results that were completed by our auditor regarding the contract entered into with former director O’Neil and shared with the Board.

9.              As you know, two requirements in the offer letter and contract for the CEO were (a) the ability to obtain a Top Secret Security Clearance, and (b) the relocation of his primary residence to the local area.  Kindly confirm both requirements were met.  If the clearance was denied, let me know why.

10.       In addition, it has come to Shawn’s attention that there may be possible impropriety related to the CEO’s expense reports.  Accordingly, provide all expense reports submitted by the CEO since he joined the company in April 2015.

11.       Board and committee minutes and any materials supporting any change to director compensation for the last 12 months.

Please forward this letter to all of the independent directors and confirm that has been done.  Please be advised that Shawn will affirmatively exercise all of his rights if these materials are not immediately produced.

Best regards,

Murray A. Indick

Additional Information and Where to Find It:

Shawn H. McCreight is the largest stockholder and founder of Guidance Software. Mr. McCreight, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Roberto Medrano (together, the “Participants”) have filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of GOLD proxy card to be used in connection with the Participants’ solicitation of proxies from the stockholders of the Company for use at the Company’s 2016 annual meeting of stockholders (the “Proxy Solicitation”). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. The definitive proxy statement and an accompanying GOLD proxy card are, along with other relevant documents, available at no charge on the SEC’s website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in Annexes I and II to the definitive proxy statement filed by the Participants with the SEC on March 30, 2016. This document can be obtained free of charge from the SEC’s website at http://www.sec.gov/.

Contacts

Investors or Press:

The McCreight Living Trust

Shawn H. McCreight

shawn.mccreight@gmail.com

or

Okapi Partners

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Stockholders Call Toll-Free at: 877-274-8654

Investors Call Patrick McHugh, Michael Fein or Lisa Patel at: 212-297-0720

E-mail: info@okapipartners.com